UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               EXIDE TECHNOLOGIES
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    302051206
                                    ---------
                                 (CUSIP Number)

                                November 16, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.  302051206                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5     Sole Voting Power
 Number of                          1,522,300
  Shares
Beneficially          6     Shared Voting Power
  Owned By                          0
   Each
Reporting             7     Sole Dispositive Power
   Person                           1,522,300
   With
                      8     Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,522,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [ ]

11       Percent of Class Represented By Amount in Row (9)

                         6.3%

12       Type of Reporting Person (See Instructions)

                         OO, IA

                                  SCHEDULE 13G

CUSIP No.  302051206                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5     Sole Voting Power
 Number of                          1,522,300
  Shares
Beneficially          6     Shared Voting Power
  Owned By                          0
   Each
Reporting             7     Sole Dispositive Power
   Person                           1,522,300
   With
                      8     Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,522,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                         [ ]

11       Percent of Class Represented By Amount in Row (9)

                         6.3%

12       Type of Reporting Person (See Instructions)

                         IA

                                                              Page 4 of 10 Pages


Item 1(a)      Name of Issuer:

               Exide Technologies (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Crossroads Corporate Center, 3150 Brunswick Pike, Suite 230, Lawrenceville, New Jersey 08648.

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Soros Fund Management LLC ("SFM LLC"); and

               ii) Mr. George Soros ("Mr. Soros").

               This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)      Citizenship:

               i) SFM is a Delaware limited liability company; and

               ii) Mr. Soros is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

               302051206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

                                                              Page 5 of 10 Pages


Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of November 26, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of 1,522,300 Shares held for the account of Quantum Partners.

Item 4(b)      Percent of Class:

               The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 6.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent Form 10-Q, there were 24,161,910 Shares outstanding as of November 11, 2004).

Item 4(c)      Number of shares as to which such person has:

         SFM LLC
         -------
         (i)    Sole power to vote or direct the vote:                 1,522,300

         (ii)   Shared power to vote or to direct the vote                     0

         (iii)  Sole power to dispose or to direct the
                disposition of                                         1,522,300

         (iv)   Shared power to dispose or to direct
                the disposition of                                             0

         Mr. Soros
         ---------
         (i)    Sole power to vote or direct the vote:                 1,522,300

         (ii)   Shared power to vote or to direct the vote                     0

         (iii)  Sole power to dispose or to direct the
                disposition of                                         1,522,300

         (iv)   Shared power to dispose or to direct the
                disposition of                                                 0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                              Page 6 of 10 Pages


Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 26, 2004             SOROS FUND MANAGEMENT LLC


                                       By: /s/ Richard D. Holahan, Jr.
                                       -----------------------------------------
                                       Name:   Richard D. Holahan, Jr.
                                       Title:  Assistant General Counsel

Date:    November 26, 2004             GEORGE SOROS


                                       By: /s/ Richard D. Holahan, Jr.
                                       -----------------------------------------
                                       Name:   Richard D. Holahan, Jr.
                                       Title:  Attorney-in-Fact

                                                              Page 8 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.    Joint Filing Agreement, dated as of November 26, 2004,
      by and between Soros Fund Management LLC and
      Mr. George Soros.......................................                  9

B.    Power of Attorney, dated as of October 30, 2002, granted
      by Mr. George Soros in favor of Armando T. Belly,
      John F. Brown, Jodye Anzalotta, Maryann Canfield,
      Richard D. Holahan, Jr. and Robert Soros...............                 10

                                                              Page 9 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.01 par value per share, of Exide Technologies, dated as of November 26, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    November 26, 2004             SOROS FUND MANAGEMENT LLC


                                       By: /s/ Richard D. Holahan, Jr.
                                       -----------------------------------------
                                       Name:   Richard D. Holahan, Jr.
                                       Title:  Assistant General Counsel

Date:    November 26, 2004             GEORGE SOROS


                                       By: /s/ Richard D. Holahan, Jr.
                                       -----------------------------------------
                                       Name:   Richard D. Holahan, Jr.
                                       Title:  Attorney-in-Fact

                                                             Page 10 of 10 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.




                                                     /s/ George Soros
                                                     ---------------------------
                                                     GEORGE SOROS